# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arbutus Biopharma Corp, CIK 0001447028
CUSIP: 03879J100
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 701 VETERANS CIRCLE, WARMINSTER, Pennsylvania (PA), 18974
Date of event which requires filing of this statement: 09/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001884931

## Reporting persons
- Whitefort Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
  Comment: The Reporting Persons (as defined below) initially filed a Schedule 13G with respect to the securities of the Issuer on September 11, 2023. Subsequently, on May 2, 2024, the Reporting Persons' investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on May 9, 2024 in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of September 4, 2026, the Reporting Persons no longer held securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.
- Whitefort Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
- Whitefort Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
- Whitefort Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
- David Salanic: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
- Joseph Kaplan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)

## Item 1. Issuer
Name of issuer: Arbutus Biopharma Corp
Address of issuer's principal executive offices: 701 VETERANS CIRCLE, WARMINSTER, PA 18974

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Whitefort Capital Master Fund, LP, a Cayman Islands exempted limited partnership ("Whitefort Master Fund");

(ii) Whitefort Capital GP, LLC, a Delaware limited liability company ("Whitefort Master GP"), as the general partner of Whitefort Master Fund;

(iii) Whitefort Capital Management, LP, a Delaware limited partnership ("Whitefort Management"), as the investment manager of Whitefort Master Fund;

(iv) Whitefort Capital Management GP, LLC, a Delaware limited liability company ("Whitefort GP"), as the general partner of Whitefort Management;

(v) David Salanic, as a Co-Managing Partner of Whitefort Management and a Co-Managing Member of each of Whitefort Master GP and Whitefort GP; and

(vi) Joseph Kaplan, as a Co-Managing Partner of Whitefort Management and a Co-Managing Member of each of Whitefort Master GP and Whitefort GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal office of Whitefort Master Fund is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands. The address of the principal office of each of Whitefort Master GP, Whitefort Management, Whitefort GP and Messrs. Salanic and Kaplan is 12 East 49th Street, 40th Floor, New York, New York 10017.
Citizenship: Whitefort Master Fund is organized under the laws of the Cayman Islands. Each of Whitefort Master GP, Whitefort Management and Whitefort GP is organized under the laws of the State of Delaware. Mr. Salanic is a citizen of France. Mr. Kaplan is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof:

(i) Whitefort Master Fund directly beneficially owns 15,794,261 Shares;

(ii) Whitefort Master GP, as the general partner of Whitefort Master Fund, may be deemed to beneficially own the 15,794,261 Shares beneficially owned directly by Whitefort Master Fund;

(iii) Whitefort Management, as the investment manager of Whitefort Master Fund, may be deemed to beneficially own the 15,794,261 Shares beneficially owned directly by Whitefort Master Fund;

(iv) Whitefort GP, as the general partner of Whitefort Management, may be deemed to beneficially own the 15,794,261 Shares beneficially owned directly by Whitefort Master Fund;

(v) Mr. Salanic, as a Co-Managing Partner of Whitefort Management and a Co-Managing Member of each of Whitefort Master GP and Whitefort GP, may be deemed to beneficially own the 15,794,261 Shares beneficially owned directly by Whitefort Master Fund; and

(vi) Mr. Kaplan, as a Co-Managing Partner of Whitefort Management and a Co-Managing Member of each of Whitefort Master GP and Whitefort GP, may be deemed to beneficially own the 15,794,261 Shares beneficially owned directly by Whitefort Master Fund.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 198,105,743 Shares outstanding as of August 19, 2026, which is the total number of Shares outstanding as reported in the Issuer's tender offer statement on Schedule TO filed with the Securities and Exchange Commission on August 24, 2026.

As of the date hereof, (i) Whitefort Master Fund beneficially owns approximately 8.0% of the outstanding Shares, (ii) Whitefort Master GP may be deemed to beneficially own approximately 8.0% of the outstanding Shares, (iii) Whitefort Management may be deemed to beneficially own approximately 8.0% of the outstanding Shares, (iv) Whitefort GP may be deemed to beneficially own approximately 8.0% of the outstanding Shares, (v) Mr. Salanic may be deemed to beneficially own approximately 8.0% of the outstanding Shares and (vi) Mr. Kaplan may be deemed to beneficially own approximately 8.0% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Whitefort Capital Master Fund, LP: /s/ David Salanic, David Salanic, Co-Managing Member of Whitefort Capital GP, LLC, its General Partner (09/04/2026)
- Whitefort Capital Master Fund, LP: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Member of Whitefort Capital GP, LLC, its General Partner (09/04/2026)
- Whitefort Capital GP, LLC: /s/ David Salanic, David Salanic, Co-Managing Member (09/04/2026)
- Whitefort Capital GP, LLC: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Member (09/04/2026)
- Whitefort Capital Management, LP: /s/ David Salanic, David Salanic, Co-Managing Partner (09/04/2026)
- Whitefort Capital Management, LP: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Partner (09/04/2026)
- Whitefort Capital Management GP, LLC: /s/ David Salanic, David Salanic, Co-Managing Member (09/04/2026)
- Whitefort Capital Management GP, LLC: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Member (09/04/2026)
- David Salanic: /s/ David Salanic, David Salanic (09/04/2026)
- Joseph Kaplan: /s/ Joseph Kaplan, Joseph Kaplan (09/04/2026)